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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew H. Reich
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CFO

Title

Notary Public

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

SIEBERT
MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm

As of and for the year ended
December 31, 2018
(with supplementary information)

MURIEL SIEBERT & CO., INC.

Year Ended December 31, 2018

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Muriel Siebert & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2019

MURIEL SIEBERT & CO., INC.
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Cash and cash equivalents	$ 6,738,000
Receivable from clearing and other brokers, including deposits of $125,000	1,999,000
Due from StockCross - inventory deposit	1,000,000
Receivable from lessors	171,000
Other receivables	96,000
Prepaid expenses and other assets	422,000
Furniture, equipment and leasehold improvements, net	468,000
Software, net	346,000
Deferred tax asset	5,576,000
Total Assets	**$ 16,816,000**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 556,000
Lease incentive obligation	171,000
Due to clearing brokers	69,000
Due to parent	16,000
Total Liabilities	812,000
Commitment and Contingent Liabilities	
Stockholder's Equity:	
Common stock, $1 par value; 1,000 shares authorized; 649 shares issued	1,000
Additional paid-in capital	1,041,000
Retained earnings	14,962,000
Total Stockholder's Equity	16,004,000
Total Liabilities and Stockholder's Equity	**$ 16,816,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Operations
Year Ended December 31, 2018

REVENUE	
Margin, interest, marketing and distribution fees	$ 11,031,000
Principal transactions	9,020,000
Commissions and fees	8,619,000
Total Revenue	**28,670,000**
EXPENSES	
Employee compensation and benefits	13,155,000
Clearing fees, including execution costs	2,799,000
Technology and communications	1,000,000
Rent and occupancy	988,000
Other general and administrative	748,000
Professional fees	527,000
Travel and entertainment	403,000
Office expense	391,000
Depreciation and amortization	142,000
Advertising and promotion	45,000
Total Expenses	**20,198,000**
Income before benefit from income taxes	8,472,000
Benefit from income taxes	4,361,000
Net income	**$ 12,833,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Changes in Stockholder's Equity
Asof December 31, 2018

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - January 1, 2018	649	$ 1,000	$ 3,173,000	$ 2,129,000	$ 5,303,000
Net income				12,833,000	12,833,000
Distribution to parent			(2,132,000)		(2,132,000)
Balance - December 31, 2018	**649**	**$ 1,000**	**$ 1,041,000**	**$ 14,962,000**	**$ 16,004,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Cash Flows
Year Ended December 31, 2018

Net Income	$ 12,833,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	142,000
Deferred income tax benefit	(5,576,000)
Changes in	
Receivable from clearing and other brokers	(653,000)
Due from StockCross - inventory deposit	(1,000,000)
Receivable from lessors	(171,000)
Other receivables	187,000
Prepaid expenses and other assets	(188,000)
Accounts payable and accrued liabilities	136,000
Lease incentive obligation	171,000
Due to clearing brokers	(58,000)
Due to parent	(109,000)
Net cash provided by operating activities	5,714,000
Cash Flows From Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(277,000)
Purchases of software	(332,000)
Net cash used in investing activities	(609,000)
Cash Flows From Financing Activities	
Distribution to parent	(2,132,000)
Net cash used in financing activities	(2,132,000)
Net increase in cash and cash equivalents	2,973,000
Cash and cash equivalents - beginning of year	3,765,000
Cash and cash equivalents - end of year	**$ 6,738,000**
Supplemental Cash Flow Information	
Cash paid to Parent for income taxes	$ 1,177,000
Cash paid for interest	—

See accompanying notes to the financial statements

1. Business

Muriel Siebert & Co., Inc. ("MSCO" or the "Company"), registered as a broker dealer with FINRA, a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers and trading securities for its own account.

The Company is headquartered in New York, NY, with primary operations in New Jersey and Beverly Hills. The Company has various offices throughout the United States of America (U.S.) and clients around the world.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company follows accounting principles generally accepted in the U.S. (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company makes significant estimates that affect the reported amounts of assets, liabilities, revenue, and expenses. The estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing the Company's books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation. Estimates are used in determining the useful lives of intangible assets, the fair market value of intangible assets, the fair value of financial instruments, and income taxes. The Company also estimates the valuation allowance relating to its deferred tax assets based on more likely than not criteria. The Company believes that its estimates are reasonable.

Receivable from Clearing and Other Brokers

Retail customer transactions are cleared, on a fully disclosed basis, through two clearing brokers, NFS and StockCross Financial Services ("StockCross"), the latter of which is an affiliate. The Company operates on a month to month basis with both clearing brokers and they offset their fees against the Company's revenues on a monthly basis. Receivables from broker-dealers and clearing brokers include amounts receivable as well as cash on deposit. As of December 31, 2018, cash clearing deposits with NFS and StockCross were $50,000 and $75,000, respectively.

The Company evaluates receivables from clearing organizations and other brokers for collectability noting no amount was considered uncollectable as of December 31, 2018.

The accounting policies for the revenue related to these receivables are detailed further in the significant accounting policy for revenue recognition.

Software

The Company capitalizes certain costs for software such as website development as well as software license arrangements greater than 1 year in length and amortizes the assets over the estimated useful life of the software or arrangement, generally not exceeding 3 years. The Company accounts for software license arrangements 1 year in length as prepaid assets and amortizes them over the term of the arrangement. Other software costs such as routine maintenance and various data services to provide market information to customers are expensed as incurred. Software is stated at cost, net of accumulated amortization of $82,000. The Company began reporting software as a separate asset as of December 31, 2018, of which approximately $61,000 was reclassified from furniture, equipment, and leasehold improvements from the 2017 statement of financial condition. The Company began amortization of software in Q1 of 2018

and estimates future amortization of $134,000, $134,000 and $77,000 in the years ended December 31, 2019, 2020, and 2021, respectively.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally not exceeding four years. Leasehold improvements are amortized over the shorter of the useful life or remaining lease term unless the lease transfers ownership of the underlying asset to the lessee or lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the useful life of the leasehold improvements.

Revenue Recognition and Other Income

On January 1, 2018, the Company adopted the new revenue recognition standard ASC 606, Revenue from Contracts with Customers, on the modified retrospective method (i.e., cumulative method). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's condensed consolidated financial statements for the year ended December 31, 2018.

Revenue from contracts with customers includes principal transactions and commission and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The primary sources of revenue for the Company are as follows:

Margin interest, marketing and distribution fees
Margin interest, marketing and distribution fees revenue consists of two components: margin interest and 12b1 fees. Margin interest is the amount charged to customers for holding financed margin positions, and 12b1 fees are fees paid to the Company related to trailing payments from mutual funds as a result of prior sales of mutual funds to customers. Margin interest, marketing and distribution fees are recorded as earned.

Principal transactions
Principal transactions primarily represent riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commissions and fees
The Company earns commission revenue for executing trades for clients in individual equities, options, futures, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The following table presents revenue by major source and when each revenue source is recognized:

Revenue Item Breakdown	Amount	Timing of Recognition
Trading Execution and Clearing Services		
Principal transactions	$ 9,020,000	Recorded on trade date
Commission and fees	8,619,000	Recorded on trade date
Other Income		
Margin interest, marketing and distribution fees		
Margin interest	7,663,000	Recorded as earned
12b1 fees	3,265,000	Recorded as earned
Other interest	103,000	Recorded as earned
Total Margin interest, marketing and distribution fees	11,031,000	
Total Revenue	**$ 28,670,000**	

The below table lists each revenue stream and its related performance obligation:

Revenue Stream	Performance Obligation
Principal transactions, Commissions and fees	Provide security trading services to customer and act as agent
Margin interest, marketing and distribution fees	n/a

Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

As a result of the inclusion in consolidated filings, the income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent. The Company records an offsetting capital contribution from the Parent for federal or state and local income taxes that are not expected to be paid directly by the Parent.

The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The Company had no uncertain tax positions as of December 31, 2018.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to realize when appropriate. As a result, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such an occurrence could materially impact the Company's results of operations and financial condition.

Evaluation of Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2018 and through February 26, 2019, the date of the filing of this report. On January 18, 2019, the Company purchased approximately 15% of StockCross' outstanding shares. The number of shares purchased by the Company was 922,875 at a per share price of approximately $3.97.

Other than the event described above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Recently Issued Accounting Pronouncements

ASU 2016-02 – In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for the Company on January 1, 2019, with early adoption permitted. The Company expects to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The Company is still evaluating the impact from the new standard to the financial statements; however, the Company expects to recognize a material asset and a corresponding liability with no material impact to operating results.

3. Receivables from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from / payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2018:

Receivables	
NFS	$ 1,664,000
StockCross	310,000
Citibank	25,000
Total Receivables	**$ 1,999,000**

Payables	
NFS	$ 58,000
StockCross	11,000
Total Payables	**$ 69,000**

4. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2018:

Leasehold improvements	$ 545,000
Equipment	52,000
Total Furniture, Equipment, and Leasehold Improvements	597,000
Less accumulated depreciation	(129,000)
Total Furniture, Equipment, and Leasehold Improvements, net	**$ 468,000**

5. Income Taxes

Income taxes consist of the following:

Current income tax expense, which represents the amount of federal tax and state and local tax currently payable or receivable, including interest and penalties and amounts accrued for unrecognized tax benefits, if any, and;

Deferred income tax expense, which represents the net change in the deferred tax assets or liability balance during the year, including any change in the valuation allowance.

	Current	Deferred	Total
Federal	$ 1,199,000	$ (3,248,000)	$ (2,049,000)
State and local	16,000	(2,328,000)	(2,312,000)
Total Income tax expense / (benefit)	**$ 1,215,000**	**$ (5,576,000)**	**$ (4,361,000)**

Effective Income Tax Reconciliation

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax expense / (benefit) as of December 31, 2018 is shown in the following table:

Expected income tax at statutory federal tax rate (21%)	$ 1,779,000
Net effect of:	
Non-deductible expenses	18,000
Depreciation	(62,000)
Tax amortization of intangible assets	(280,000)
Other temporary differences	(66,000)
Net operating loss	(188,000)
Increase due to state and local taxes, net of U.S. federal income tax effects	14,000
Total Current income tax expense	1,215,000
Reversal of deferred tax assets valuation allowance	(5,576,000)
Total Income tax benefit	**$ (4,361,000)**

Tax Cuts and Jobs Act

In regard to the effect of the Tax Cuts and Jobs Act, which lowered federal income tax rates, the Company determined that the primary impact will be a reduction in income tax expense in 2018 as well as subsequent years. The statutory federal income tax rate in effect of 21% as of January 1, 2018 was utilized to calculate the income tax provision and the deferred tax assets as of and for the year ended December 31, 2018. The change in federal income tax rates affected the valuation of the gross deferred tax assets.

Net Operating Losses

The Company's pre-tax federal and state and local net operating losses for tax purposes ("NOLs") as of December 31, 2018 were $ 16,110,000, and $27,059,000, respectively, which expire by 2036. The federal NOL carryforwards have been reduced by the impact of annual limitations of approximately $895,000 per year as described in the Internal Revenue Code Section 382 that arose as a result of an ownership change. Deferred tax assets are reported net of NOLs that have expired or are not expected to be utilized in the future.

Income Tax Examinations

The Parent and the Company are subject to federal, state, and local tax examinations for a period typically between three and four years. The Parent and the Company are currently under tax examination by the State of New York for tax years 2012 through 2014. As of December 31, 2018, the State of New York has not proposed any adjustment to the Company's tax position. Except for the examination described above, the Parent and the Company are not under any other tax examinations.

Deferred Tax Assets

The evaluation of the recoverability of the deferred tax assets and the need for a valuation allowance requires the Company to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of the deferred tax assets requires a consideration of all available evidence, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;
- the sustainability of recent operating profitability of the Company;
- the predictability of future operating profitability of the character necessary to realize the net deferred tax assets;
- the carryforward period for the net operating loss, including the effect of reversing taxable temporary differences; and
- prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

In performing the assessment of the recoverability of the deferred tax assets under this framework, the Company considers tax laws governing the utilization of the net operating loss in each applicable jurisdiction.

For the year ended December 31, 2018, the Company achieved key financial milestones such as having three years of cumulative taxable income and generating four consecutive quarters of pre-tax profitability generally greater than $1 million which led to a re-evaluation of the deferred tax assets. As of December 31, 2018, the Company determined that sufficient positive evidence existed to conclude that it is more likely than not that deferred taxes of $5,576,000 were realizable, and therefore, a valuation allowance was not necessary.

Below is a breakout of the net deferred tax assets as December 31, 2018:

Deferred tax assets:	
Net operating loss carryforwards	$ 5,811,000
Total Deferred tax assets	5,811,000
Deferred tax liabilities:	
Furniture, equipment and leasehold improvements	(193,000)
Other reconciling items	(42,000)
Total Deferred tax liabilities	(235,000)
Total Net deferred tax assets	**$ 5,576,000**

6. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

Retail customer transactions are cleared, on a fully disclosed basis, through two clearing brokers, one of which is an affiliate. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2018 have settled subsequent thereto with no material adverse effect on the Company's financial statements.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

7. Commitments, Contingencies and Other

Lease Commitments

The Company rents office space under operating leases expiring in 2019 through 2024. The leases call for base rent plus escalations as well as property taxes and other operating expenses.

Future annual minimum base rental payments under these operating leases are as follows:

Year	Amount
2019	$ 686,000
2020	651,000
2021	628,000
2022	489,000
2023 and thereafter	507,000
Total	**$ 2,961,000**

Rent and related operating expenses amounted to approximately $988,000 for the year ended December 31, 2018.

As part of the Company's build out of its office in Jersey City, as of December 31, 2018, the Company has a receivable from the landlord of approximately $171,000 for tenant improvements that will be reimbursed to the Company upon the completion of the build out. In line with the guidance under ASC 840, the Company has a tenant improvement asset and corresponding lease incentive liability recorded for this lease. The lease incentive liability will be amortized into income ratably over the life of the lease.

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of the Company, all such matters are without merit, or involve amounts which would not have a significant effect on the financial statements of the Company.

General Contingencies

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of the Company's management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial statements of the Company.

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that

it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is self-insured with respect to employee health claims. The Company maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $50,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs, and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

As part of this plan, the Company recognized expense totaling approximately $935,000 for the year ended December 31, 2018. The Company had an accrual of $50,000 as of the year ended December 31, 2018, which represents the historical estimate of future claims to be recognized for claims incurred prior to December 31, 2018.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

8. Employee Benefit Plans

The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2018.

9. Related Party Disclosures

StockCross

StockCross and Siebert are under common ownership and StockCross serves as one of the two clearing brokers for Siebert. StockCross has a clearing agreement with MSCO in which StockCross passes through all revenue and charges MSCO for related clearing expenses. Outside of the clearing agreement, MSCO has an expense sharing agreement with StockCross for its Beverly Hills office. In addition, StockCross pays some of the vendors for miscellaneous expenses which it passes through to MSCO. Lastly, as of December 31, 2018, MSCO has receivables from StockCross totaling approximately $1.3 million consisting of financing for inventory positions, the net monthly clearing fees StockCross owes MSCO, and a clearing deposit.

Kennedy Cabot Acquisition, LLC (KCA)

KCA is an affiliate of Siebert and StockCross. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for Siebert and StockCross for compensation and benefits expenses, the entirety of which KCA passes through to Siebert and StockCross proportionally. In addition, KCA has purchased the naming rights for Siebert for Siebert to use.

Park Wilshire Companies Inc. (Park Wilshire)

Park Wilshire brokers the insurance policies for related parties. Revenue for Park Wilshire from related parties totaled approximately $28,000 for the year ended December 31, 2018.

Scilent Networks LLC (Scilent Networks)

Scilent Networks is a technology wholesaler owned by a Siebert executive that buys technology and related services on behalf of Siebert at a reduced cost and then passes through the cost to Siebert. Total expenses related to Scilent Networks totaled approximately $133,000 for the year ended December 31, 2018.

MURIEL SIEBERT & CO., INC.
Supplementary Information
Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1
As of December 31, 2018

Total stockholder's equity	$ 16,004,000
Non-allowable assets:	
Deferred tax asset	5,576,000
Furniture, equipment and leasehold improvements, net	468,000
Software, net	346,000
Prepaid expenses and other assets	422,000
Receivable from lessors	171,000
Other receivables	96,000
Other receivable from clearing and other brokers	25,000
Total Non-allowable assets	7,104,000
Net capital before haircuts on securities positions	8,900,000
Less: Haircuts on securities:	—
Net capital	$ 8,900,000
Minimum capital requirement	250,000
Excess net capital	$ 8,650,000
Net capital in excess of 120% of requirement	$ 8,600,000
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 556,000
Lease incentive obligation	171,000
Due to clearing brokers	69,000
Due to parent	16,000
Total Aggregate indebtedness	$ 812,000
Computation of basic net capital	
Minimum net capital required (greater of $250,000 or 1/15 of aggregate indebtedness)	$ 250,000
Excess net capital	**$ 8,650,000**
Percentage of aggregate indebtedness to net capital	9.12%

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in its unaudited Part IIA FOCUS Report filing, as amended.

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Muriel Siebert & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Muriel Siebert & Co., Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Muriel Siebert & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Muriel Siebert & Co., Inc. stated that Muriel Siebert & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2018 without exception. Muriel Siebert & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Muriel Siebert & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2019

SIEBERT MURIEL SIEBERT & CO., INC.
MEMBER NYSE, FINRA & SIPC

120 Wall Street | 25th Floor | New York, NY 10005
Toll Free: (800) 872-0444 | Fax: (212) 486-2784 | www.SiebertNet.com

Muriel Siebert & Co., Inc.'s Exemption Report

Muriel Siebert & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2018.

Muriel Siebert & Co., Inc.

I, Andrew H. Reich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: AReich

Title: CEO & CFO

Date: 2/26/19

bakertilly

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Muriel Siebert & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Muriel Siebert & Co, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

> Compared listed assessment payments in Form SIPC 7 with respective cash disbursement records, noting no differences.

> Compared the amounts reflected in the audited Form X 17A 5 for the year ended December 31, 2018 with amounts reported in the Form SIPC 7 for the year ended December 31, 2018, noting no differences.

> Compared any adjustments reported in Form SIPC 7 with supporting schedules and workpapers, noting no differences.

> Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14900
Muriel Siebert & Co., Inc.
15 Exchange Place
suite 615
Jersey City, NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Reich (310) 385-1861

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$ 34,067
B. Less payment made with SIPC-6 filed (exclude interest) 8/28/2018 Date Paid	(18,175)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 15,892

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 15,892

H. Overpayment carried forward $ ____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Muriel Siebert & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 20 19

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 28,619,919
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,798,926
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		44,667
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 3,065,251	
Enter the greater of line (i) or (ii)		3,065,251
Total deductions		5,908,844
2d. SIPC Net Operating Revenues		$ 22,711,075
2e. General Assessment @ .0015		$ 34,067
		(to page 1, line 2.A.)